                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1
                   Under the Securities Exchange Act of 1934

                          MICROTEL INTERNATIONAL, INC.
                          ----------------------------
                          (Exact name of registrant as
                      specified in its corporate charter)

                                    1-10346
                              -------------------
                              Commission File No.

        Delaware                                              77-0226211
------------------------                                   -------------------
(State of Incorporation)                                     (IRS Employer
                                                           Identification No.)

                               2040 Fortune Drive
                                   Suite 102
                           San Jose, California 95131
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (408) 435-8520
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                                 March 12, 1997

                          MicroTel International, Inc.

                                 Schedule 14f-1

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the membership of the Board of Directors of MicroTel International, Inc. (the "Company") as the result of the proposed merger between XIT Corporation ("XIT"), a privately held company, and a newly formed wholly owned subsidiary of the Company, with XIT as the surviving corporation (the "Merger"). In connection with the Merger, the Company will issue to the shareholders of XIT shares of MicroTel Common Stock such that the XIT shareholders, option holders and warrant holders will own, or have the right to acquire, in the aggregate 65% of the outstanding shares of MicroTel Common Stock on a fully diluted basis. At the Closing of the Merger, the Company's current directors, except for Jack E. Talan, will resign and be replaced by XIT's existing directors (XIT's existing directors together with Mr. Talan, are hereinafter referred to as the "Incoming Directors"). The Merger and the change in membership of the Company's Board of Directors are intended to be effective no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all holders of record of the Company's common stock. The Company will notify the Company's shareholders by filing a Report on Form 8-K with the Securities and Exchange Commission once the Merger is effective.

                Voting Securities and Principal Holders Thereof

         Upon consummation of the Merger, there will be approximately 9,291,183 shares of the Company's common stock outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.

         Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the beneficial ownership of the Company's common stock immediately after the Merger by the following: (i) each person who will immediately after the Merger be a beneficial owner of more than five percent (5%) of the Company's outstanding common stock; (ii) each Incoming Director; (iii) each of the named executive officers of the Company immediately after the Merger; and (iv) all Incoming Directors and executive officers as a group. The percentage of shares owned by each has been calculated based on the 9,291,183 shares which are anticipated to be outstanding immediately after the Merger.

------------------------------------------------------------------------------
    Name and Address              Number of Shares
   of Beneficial Owner          Beneficially Owned(1)      Percent of Class(1)
------------------------------------------------------------------------------
Capital Source Partners                 2,422,614                    26.07
c/o Gallagher, Briody &
Butler
212 Carnegie Center
Suite 402
Princeton, NJ 08540
------------------------------------------------------------------------------
BNZ, Inc.                                 642,965                     6.92
310 East 4th Avenue
La Habra, CA 90631
------------------------------------------------------------------------------
Carmine T. Oliva                        4,206,806(3)                 42.20
4290 East Brickell Street
Ontario, CA 91761
------------------------------------------------------------------------------
Laurence P. Finnegan Jr.                  104,019(4)                  1.11
3 Woods Lane
Ambler, PA 19002
------------------------------------------------------------------------------
Robert Runyon                             176,942(5)                  1.88
10 Eagle Claw Drive
Hilton Head Island, SC
29926
------------------------------------------------------------------------------
David A. Barrett                          205,117(6)                  2.19
7 Barnabas Road
Marion, MA 02738
------------------------------------------------------------------------------
Gallant Thein                              42,062(7)                     *
4290 East Brickell Street
Ontario, CA 91761
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    Name and Address              Number of Shares
   of Beneficial Owner          Beneficially Owned(1)      Percent of Class(1)
------------------------------------------------------------------------------
Jack E. Talan                             256,000(8)                  2.75
26 E. 63rd, #11E
New York, NY 10021
------------------------------------------------------------------------------
Barry Reifler                              40,000(9)                     *
3071 Green Fairway
Cove So.
Collierville, TN 38017
------------------------------------------------------------------------------
Elk International                       1,380,000(10)                13.62
Corporation Limited
Post Office Box No. 3247
Nassau, Bahamas
------------------------------------------------------------------------------
All executive officers and              5,030,946                    45.28
directors as a group (7
persons)
------------------------------------------------------------------------------
* (less than 1%)

(1) Includes shares of MicroTel Common Stock underlying the warrants, options and convertible securities which will be outstanding after the Merger and held by the beneficial owner with respect to whom the calculation is made, but does not include shares of Common Stock that may be acquired within more than 60 days after February 1, 1997 upon the exercise or conversion of such warrants, options or convertible securities.

(2) Capital Source Partners ("CSP") is a New Jersey General Partnership. Carmine T. Oliva is its Managing General Partner and has the authority to vote all of the MicroTel shares which will be owned by CSP after the Merger. By virtue of his partnership interest in CSP, Mr. Oliva will have the right to receive 502,366 shares of MicroTel Common Stock out of the 2,422,164 which will be owned by CSP upon consummation of the Merger. CSP intends to distribute such shares to its partners within 60 days of consummation of the Merger.

(3) Includes 2,422,164 shares which will be held by CSP upon consummation of the Merger over which Mr. Oliva has sole voting control and 677,993 shares issuable to Mr. Oliva upon the exercise of MicroTel options and warrants.

(4) Includes 59,547 shares which will be issuable to Mr. Finnegan upon the exercise of MicroTel options and warrants.

(5) Includes 98,930 shares which will be held by CSP upon consummation of the Merger which CSP intends to distribute and to Mr. Runyon within 60 days thereof, and 118,488 shares issuable to Mr. Runyon upon the exercise of MicroTel options and warrants.

(6) Includes 120,363 shares which will be held by CSP upon consummation of the Merger which CSP intends to distribute to Mr. Barrett or a trust of which Mr. Barrett is a trustee within 60 days thereof, and 63,200 shares which will be issuable to Mr. Barrett upon the exercise of MicroTel options and warrants. Also includes 10,960 shares which will be held upon consummation of the Merger by various trusts of which Mr. Barrett is the trustee.

(7) Includes 16,489 shares which will be held by CSP upon consummation of the Merger which CSP intends to distribute to Mr. Thein within 60 days thereof and 25,572 shares which will be issuable to Mr. Thein upon the exercise of MicroTel options and warrants.

(8) Includes 5,000 shares issuable to Mr. Talan upon the exercise of MicroTel options and warrants, 5,000 shares authorized on March 16, 1995 to Mr. Talan as an incentive award to be earned for continuing services over a three-year period, and 21,000 shares issuable to Mr. Talan upon completion of the Merger.

(9) Includes 30,000 shares issuable upon the exercise of MicroTel options and warrants.

(10) Includes 540,000 shares owned by Elk International Corporation Limited, 750,000 shares issuable upon the exercise of MicroTel options and 90,000 shares issuable upon the exercise of MicroTel warrants.


                               Change in Control

         In connection with the Merger, the Company will issue to XIT's shareholders approximately 6,105,156 shares of the Company's common stock in exchange for all of the outstanding shares of XIT. Consequently, the Company will have approximately 9,291,183 shares outstanding after the Merger, 65% of which will be held by former shareholders of XIT. The Company's current directors, except for Mr. Jack E. Talan, will resign and be replaced by XIT's directors upon consummation of the Merger.

                               Legal Proceedings

         In September, 1994 Raymond Jacobson, a former director of the Company, brought an action against the Company in the California Superior Court, Santa Clara County, alleging that the Company has breached its contract to pay Mr. Jacobson $3,495 bi-weekly under a deferred compensation agreement, by discontinuing payment in August 1994. Mr. Jacobson was claiming damages of approximately $1,200,000 which he purported to be the present value of all payment to be made under the agreement. In June 1995 the Company paid Mr. Jacobson all amounts past due under the contract plus interest and reinstated the bi-weekly payments.

         On May 20, 1996, Daniel Dror & Co., Inc. ("DDC"), instituted a suit against Raymond Jacobson in the District Court for Galveston County, Texas alleging damages arising from DDC's investment of more than $2,000,000 for the purchase of 5,360,000 shares of the Company's common stock. On February 11, 1997, Raymond Jacobson, through his attorney, demanded that the Company indemnify him, hold him harmless and pay for the cost of defense, including reasonable attorney's fees and costs in connection with the litigation instituted against him by DDC. The Company believes that it has a reasonable basis to deny Mr. Jacobson's claim for indemnification in part and in whole.

         On February 14, 1997, Mr. Jacobson, through his attorney, gave notice to the Company that he believed that the litigation instituted against him by DDC provided a basis for him to rescind his rights to full payment under the original deferred compensation agreement dated as of April 1, 1977. The Company's litigation counsel believes that while Mr. Jacobson's allegations may be sufficient to withstand a summary motion for dismissal of the claim, no conclusion can be drawn as to his likelihood of success on the merits of the claim.

         Notwithstanding the above, Company management and Mr. Jacobson have conducted settlement discussions since June 1996, and believe that an enforceable settlement was reached on January 22, 1997. Mr. Jacobson apparently disclaims this agreement based on the action noted above. The Company intends to file a motion for continuance to file a counterclaim that the January 22, 1997 agreement supersedes all previous agreements with Mr. Jacobson.

         On February 14, 1997, the Company requested a court supervised settlement conference with Mr. Jacobson. Mr. Jacobson has not responded to date. If no settlement is reached, a pre- trial conference has been scheduled for March 11, 1997.

         In October 1996, David Scheinfeld brought an action in the Supreme Court of the State of New York, County of New York, to recover monetary damages in the amount of $300,000 allegedly sustained by the failure of MicroTel, its stock transfer agent and its counsel to timely deliver and register 30,000 shares of Common Stock for which payment had been made. The Company was informed by David Scheinfeld that in order to settle his claims, the Company would have to issue him unrestricted shares of common stock. Since the Company can not issue unrestricted shares (absent registration), the Company has answered Mr. Scheinfeld's motion and is seeking compel him to serve a complaint upon the defendants.

         MicroTel and/or its subsidiaries is subject to other legal proceedings and claims which have arisen in the ordinary course of business. Although their ultimate outcome cannot be predicted with certainty pending actual resolution, in the opinion of management, the disposition of these matters will not have a material adverse affect on the consolidated financial statements.

                    MANAGEMENT OF MICROTEL AFTER THE MERGER

         The Company's current directors, except for Mr. Jack E. Talan, will resign upon consummation of the Merger. The following will be the directors and executive officers of the Company following the Merger:

--------------------------------------------------------------------------------------------------------------------------
Name                                     Age                     Position to be held with MicroTel after the
                                                                 Merger
--------------------------------------------------------------------------------------------------------------------------
Carmine T. Oliva                         54                      Chairman of the Board of Directors,
                                                                 President and Chief Executive Officer

--------------------------------------------------------------------------------------------------------------------------
David Barrett                            45                      Director

--------------------------------------------------------------------------------------------------------------------------
Laurence P. Finnegan, Sr.                55                      Director

--------------------------------------------------------------------------------------------------------------------------
Barry E. Reifler                         46                      Chief Financial Officer

--------------------------------------------------------------------------------------------------------------------------
Robert Runyon                            71                      Secretary and a Director

--------------------------------------------------------------------------------------------------------------------------
Jack Talan                               70                      Director

--------------------------------------------------------------------------------------------------------------------------
Gallant Thein                            51                      Vice President, Treasurer, Controller and
                                                                 Assistant Secretary
--------------------------------------------------------------------------------------------------------------------------


         Carmine T. Oliva has been the Chairman of the Board of Directors, President and Chief Executive Officer of XIT since its founding in 1983. Prior thereto, he was Senior Vice President and General Manager, ITT Asia Pacific Inc. from 1980 to 1983. Prior to that position, Mr. Oliva held a number of other executive positions with ITT Corporation and its subsidiaries over an eleven-year period. Mr. Oliva is the founder of XIT. Mr. Oliva attained the rank of Captain in the United States Army and is a veteran of the Vietnam War.

         David Barrett has been a partner at Baldwin Brothers, Inc., of Marion, Massachusetts, an investment advisory firm, since January of 1982. He also serves as Chairman of the Finance Committee of Tobey Health Systems, Inc., as a member of the Board of Advisors of Pell Rodman Venture Partners LP of Boston, Massachusetts; as Trustee and Treasurer of Friends Academy and on the Investment Committee of Tabor Academy.

         Laurence P. Finnegan, Sr., in addition to being a director of XIT since 1985, joined XIT as its Chief Financial Officer on a part-time basis in 1994. Mr. Finnegan has held positions with ITT (1970-74) as controller of several divisions, Narco Scientific (1974-1983) as Vice President Finance, Chief Financial Officer and Executive Vice President, and Fischer & Porter (1986-1994) as Senior Vice President, Chief Financial Officer and Treasurer. Since 1994, he has been a principal of Gwyn Allen Partners, Bethlehem, Pennsylvania, an executive management consulting firm.

         Barry E. Reifler has been the Chief Financial Officer of the Company since February 9, 1996, and will continue in such position with the Company after the Merger. From 1989 to 1995, Mr. Reifler was the Chief Financial Officer of Kleer-Vu Industries, a publicly-traded manufacturer of photo storage products, and was thereafter a consultant to Kleer-Vu until his appointment as Vice-President and Chief Financial Officer of the Company. From 1978 to 1989, Mr. Reifler, a Certified Public Accountant, was with the international public accounting firm of Deloitte and Touche.

         Robert Runyon is the owner and principal of Runyon and Associates, a human resources and business advisory firm since 1990, and has served XIT both as a director and as consultant in the areas of strategic development and business planning, organization, human resources, and administrative systems. He also consults for companies in environmental products, marine propulsion systems and architectural services sectors in these same areas. Mr. Runyon's experience from 1970 to 1978 includes various executive positions with ITT Corporation including Vice President, Administration of ITT Grinnell, a manufacturing subsidiary of ITT; from 1963 to 1970 as Vice President, Corporate Planning and Administration of BP Oil Corporation, and director, organization and personnel for its predecessor, Sinclair Oil Corporation; and as Senior Vice President, Human Resources, The Great A&P Tea Company from 1978 to 1980.


         Jack Talan has been a director of the Company since 1995 and has been the interim Chairman and Chief Executive Officer of the Company since the resignation of Mr. Daniel Dror on November 15, 1996. Since March 1993, Mr. Talan has been the President and a Director of World Wide Collectibles, a public company which markets a system designed to assure and protect the integrity of limited edition collectibles. Since 1990, Mr. Talan has been the Principal and President of Jack Talan, Inc., a sales and marketing consulting company. Additionally, Mr. Talan was the co-founder, a major shareholder, director and Senior Vice President of Arista Corp., a publisher and distributor of educational materials until it was sold in 1985.

         Gallant Thein has been the Vice President, Treasurer and Controller of XIT since 1994, and served in various financial positions with XIT since 1990. Prior thereto, Mr. Thein held various positions in accounting in transportation and pharmaceutical companies, and also in MIS and marketing positions in high-tech computer manufacturing. Mr. Thein has held positions with Modern Terminal, Ltd., and Upjohn Pharmaceutical in Hong Kong and Dowdy Electronics and MAI Basic Four in Canada. He holds a Certified General Accountant's charter from Canada.

                 Certain Relationships and Related Transactions

         Pursuant to an agreement dated January 5, 1994 the Company issued 300,000 shares of the Company's common stock to the designees of DDC for $600,000 (or $2.00 per share) including 210,000 shares to Elk. Additionally, pursuant to the agreement, the Company issued to Elk warrants to purchase 500,000 shares for $.50 per share, exercisable at any time prior to December 25, 1995. The Company also entered into a common stock purchase agreement with DDC on March 10, 1994 whereby DDC, or its designee, was to acquire 1,260,000 shares of the Company's common stock for an aggregate of $2,520,000 (or $2.00 per share), payable in cash, or at the option of the Company, in cash, cash equivalents, or marketable securities or any combination thereof. The stockholders of the Company approved the common stock purchase agreement (the Agreement) on April 16, 1994. The agreement provided for a closing by June 30, 1994 contingent upon all conditions to closing being fulfilled.

         As permitted under the terms of the Agreement, the Board of Directors on July 27, 1994 amended the Agreement, following claims by DDC and its designee raised prior to June 30, 1994 that certain closing conditions had not been satisfied. The amended Agreement required the Company to issue and sell 911,484 shares to Elk as designee of DDC, for an aggregate purchase price of $1,882,967 (based on the previously agreed price of $2.00 per share), in cash, cash equivalents or marketable securities. In September 1994, Elk tendered the assignment of an interest-free promissory note in the amount of $805,555 secured by shares of another public company and transferred a brokerage account to the Company consisting of cash and common stock of $1,077,412 amounting to an aggregate of $1,882,967 (the Company assumed the liability for certain financial instruments amounting to $506,250 which were secured by the cash and common stock investments in the brokerage account). Subsequent to this transfer, a loan of $226,000 was made from the brokerage account to another entity controlled by DDC which loan was payable with 15% interest on December 31, 1995. Although no formal agreements were signed, DDC indicated its intent to reimburse the Company for any loss resulting from the settlement of the financial instruments and indebtedness from the related party. The acceptance of the consideration received and subsequent loan were authorized by Daniel Dror in his capacity as Chairman of the Company's investment committee prior to formal review by the Board of Directors.

         The Board of Directors subsequently reviewed the consideration tendered under the amended Agreement and determined that it would be in the best interests of the Company to accept payment from Elk with securities less likely to experience significant fluctuations in value. On November 8, 1994, the Company executed a second amendment as approved by the Board of Directors to the Agreement dated October 16, 1994 with DDC whereby the transactions under the previous amendment were effectively rescinded and the Company agreed to issue and sell 668,725 shares to Elk as designees of DDC, for the aggregate purchase price of $1,337,449 (or $2.00 per share) on or before December 31, 1994.

         In payment of the purchase price under the second amendment to the Agreement the Company accepted assignment of a promissory note payable to Elk from a limited partnership in the aggregate amount of $1,444,444 payable on December 31, 1995. The face amount of the promissory note includes the purchase price of $1,337,449 plus $106,995, representing interest on the purchase price at an interest rate of 8% per annum for the period commencing on December 31, 1994 through December 31, 1995. Payment of the promissory note is secured by escrowed shares of another public company. The 668,725 shares issued to Elk were held in escrow and were to be delivered to Elk when the promissory note had been fully satisfied. Elkana Faiwuszeiwicz, the President and control person of Elk, is the brother of Daniel Dror. Based upon information contained in Elk's Schedule 13D filed with the Securities and Exchange Commission dated January 25, 1994, Mr. Dror may be deed a "control" person of Elk and Mr. Dror, DDC and Elk may be deemed to constitute a "group" as those terms are defined under the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Mr. Dror and DDC each disclaim any beneficial ownership in Elk and in the Company's stock beneficially owned by Elk.

         On November 15, 1996, the Company and Elk entered into an agreement pursuant to which Elk received (i) an option exercisable for a period of three years to purchase 500,000 shares of Common Stock at an exercise price of $2.375 per share, (ii) the extension of an outstanding warrant to purchase 90,000 shares of Common Stock for three years, and (iii) the return to Elk of the

$1,444,444 promissory note. In exchange for the foregoing, the remaining shares held in escrow by the Company and the subscription right were cancelled.

         From February 25, 1997 through March 4, 1997, Jack Talan loaned the Company an aggregate of $500,000. Such loan bears interest at the rate of 6% per annum and is repayable April 25, 1997.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission, the American Stock Exchange and the National Association of Securities Dealers initial reports of ownership and reports of changes in ownership of Common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 1996, all
Section 16(a) reports were filed on a timely basis, except: Henry Mourad - two transactions, two reports; William Lewisham - two transactions, two reports; Jack Talan - two transactions, two reports; Barry Reifler - two transactions, two reports.

                  Board Committees and other Board Information

         The Company has a Compensation Committee of the Board of Directors (the "Compensation Committee") which is currently composed of Jack E. Talan and William Lewisham, both non-employee directors. The Compensation Committee had two meetings in fiscal year 1996. The Compensation Committee is responsible for administering the compensation program which is designed to reflect the value created for shareholders while supporting the Company's strategic goals.

         The Company does not have an audit or nominating Committee.

         The Board of Directors held three meetings during fiscal year 1996. Each of the Board members, and each members of the Compensation Committee, attended at least 75% of the Board of Directors meetings, and 75% of the Compensation Committee meetings.

                Compensation of Directors and Executive Officers

         The following table sets forth information concerning the compensation paid by the Company during the three years ended on December 31, 1995 to the

Chief Executive Officer of the Company and the two other officers of the Company who received a total annual salary and bonus in excess of $100,000 during fiscal year 1995.


---------------------------------------------------------------------------------------------------
                                Annual Compensation                     Long-Term Compensation
---------------------------------------------------------------------------------------------------
                                                                   Restricted
Name and                                                              Stock             Options/
Principal Position             Year            Salary                Awards              SARS
---------------------------------------------------------------------------------------------------
Daniel Dror, CEO               1995           $174,417                25,000             25,000
                               1994             11,077(2)
                               1993
---------------------------------------------------------------------------------------------------
Henry Mourad, President        1995            150,000                 5,000              5,000
                               1994            222,263                                   60,000
                               1993            143,827
---------------------------------------------------------------------------------------------------
Jacques Moisset, VP (1)        1995            181,132                                   48,000
                               1994            215,610
                               1993            166,233
---------------------------------------------------------------------------------------------------

         (1) Paid in French Francs translated at annual average exchange rates.

         (2) The Board of Directors awarded Daniel Dror $144,000 per year beginning July 1, 1994. Mr. Dror received four weeks payment of $11,077 and waived the remaining 1994 payments.

         Henry Mourad has an Employment Agreement with the Company for an initial period of two years expiring on April 11, 1996, which will be automatically extended for additional one-year periods, unless terminated by either party 30 days prior to the expiration of the initial two-year period or each additional one-year renewal period. Mr. Mourad is entitled to a salary of $150,000 per annum plus such incentive bonus, if any, as may be amended by the company from time to time.

         Jacques Moisset has an Employment Agreement with the Company for an initial period of three years expiring on June 30, 1988 with an option to renew for an additional three years. The Agreement provides for Mr. Moisset's employment as President of CXR S.A., the French subsidiary and is entitled to a salary of 885,000 FF (approximately $180,000).

         Barry Reifler, who will continue as Chief Financial Officer after consummation of the Merger, has an Employment Agreement with the Company dated February 9, 1996 which was amended on August 15, 1996. Mr. Reifler's Employment Agreement, as amended, provides for a $100,000 annual salary with an increase of $25,000 upon a change in control of the Company. Accordingly, upon consummation of the Merger, Mr. Reifler's salary will be $125,000. Mr. Reifler's Employment Agreement, as amended, also provides for an increase of $25,000 to his annual salary, if Mr. Reifler relocates to the Company's principal offices.

         The following two tables depict stock option grants to name executives for the year ended December 31, 1995 and the status of outstanding stock options to these individuals at December 31, 1995. No stock options were exercised by named executives during the year ended December 31, 1995.


             OPTION GRANTED DURING THE YEAR ENDED DECEMBER 31, 1995

                                                                       Potential Realizable     Alterna-
                                                                       Value at Assumed         tive (f)
                                                                       Annual Rates of          and (g):
                                                                       Stock price              Grant
                                 Individual Grants                     Appreciation for         Date
                                                                       Option Term              Value
----------------------------------------------------------------------------------------------------------------
(a)                 (b)          (c)          (d)         (e)          (f)          (g)         (f)
----------------------------------------------------------------------------------------------------------------
Name                Options/     % of         Exercise    Expira-      5%($)        10%($)      Grant
                    SAR's        Total        or Base     tion Date                             Date
                    Granted      Options.     Price                                             Present
                    (#)          SARs         ($/Sh)                                            Value
                                 Granted
                                 to
                                 Employ-
                                 ees in
                                 Fiscal
                                 Year
----------------------------------------------------------------------------------------------------------------
Daniel Dror         25,000       8.4%         5.00        3-16-98      90,439       103,984
CEO

----------------------------------------------------------------------------------------------------------------
Henry Mourad         5,000       1.7%         5.00        3-16-98      18,669       21,462
President
----------------------------------------------------------------------------------------------------------------
Jacques Moisset     48,000       16.2%        3.125       6-30-2005    211,065      292,308
VP
----------------------------------------------------------------------------------------------------------------

             AGGREGATED OPTIONS/SAR EXERCISES DURING THE YEAR ENDED DECEMBER 31, 1995 AND OPTION/SAR VALUES AT DECEMBER 31, 1995

----------------------------------------------------------------------------------------------------------------
           (a)                  (b)                   (c)                   (d)                 (e)
----------------------------------------------------------------------------------------------------------------
          Name            Shares Acquired        Value Realized          Number of            Value of
                          on Exercise (#)             ($)               Unexercised       Unexercised in-
                                                                     Options/SAR's at        the-Money
                                                                        FY-End (#)        Options/SAR's at
                                                                                             FY-End ($)

                                                                       Exercisable/         Exercisable/
                                                                       Unexercisable       Unexercisable
----------------------------------------------------------------------------------------------------------------
       Daniel Dror                                                       25,000/0             31,250/0
           CEO
----------------------------------------------------------------------------------------------------------------
      Henry Mourad                                                      70,333/6,666       128,917/20,833
        President
----------------------------------------------------------------------------------------------------------------
     Jacques Moisset                                                   21,600/38,400       30,000/120,000
           VP
----------------------------------------------------------------------------------------------------------------